                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         Summit Holding Southeast, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    866078108
                                 (CUSIP Number)

                                 Daniel S. Loeb
                      Third Point Management Company L.L.C.
                           277 Park Avenue, 26th Floor
                               New York, New York
                                    10172
                                (212) 350-5170
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 4, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP No. 866078108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Third Point Management Company L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                                      a[ ]
                                                             b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

                                 7.      SOLE VOTING POWER

                                         None

                                 8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                             447,700
 OWNED BY
REPORTING                        9.      SOLE DISPOSITIVE POWER
  PERSON                                 None
   WITH
                                 10.     SHARED DISPOSITIVE POWER
                                         447,700

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            447,700

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                       [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.8%

14.     TYPE OF REPORTING PERSON*
            00

SCHEDULE 13D

CUSIP No. 866078108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Daniel S. Loeb

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                                      a[ ]
                                                             b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
            OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

                                 7.    SOLE VOTING POWER

                                       None

                                 8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY                           447,700
 OWNED BY
REPORTING                        9.    SOLE DISPOSITIVE POWER
  PERSON                               None
   WITH
                                 10.   SHARED DISPOSITIVE POWER
                                       447,700

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             447,700

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                       [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.8%

14.     TYPE OF REPORTING PERSON*
             IN

SCHEDULE 13D

CUSIP No. 866078108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Third Point Partners L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                                      a[ ]
                                                             b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
            OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

                                 7.      SOLE VOTING POWER

                                         None

                                 8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                             361,700
 OWNED BY
REPORTING                        9.      SOLE DISPOSITIVE POWER
  PERSON                                 None
   WITH
                                 10.     SHARED DISPOSITIVE POWER
                                         361,700

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             361,700

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                        [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.3%

14.     TYPE OF REPORTING PERSON*
        PN

         This statement amends and supplements the information set forth in the
Schedule 13D (the "Schedule 13D") filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission on June 2, 1997 and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3. Sources and Amounts of Funds or Other Consideration

         The first sentence of Item 3 is revised and amended in its entirety as set forth below.

         The Funds expended an aggregate of approximately $6,476,981 (including brokerage commissions, if any) to purchase the 447,700 shares of Common Stock held by them.

Item 5. Interest in Securities of the Issuer

         Items 5(a) through 5(c) are revised and amended in their entirety as set forth below.

         (a)-(b) On the date of this Statement:

         (i) Mr. Loeb has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 447,700 shares of Common Stock by virtue of his position as the managing member of Third Point L.L.C. Such shares represent 7.8% of the issued and outstanding Common Stock. Mr. Loeb shares voting power and dispositive power over the Common Stock with Third Point L.L.C., and with Third Point Partners to the extent Third Point Partners has Beneficial Ownership of shares of Common Stock.

         (ii) Third Point L.L.C. has Beneficial Ownership of 447,700 shares of Common Stock by virtue of its position as the investment manager to the Funds. Such shares represent 7.8% of the issued and outstanding Common Stock. Third Point L.L.C. shares voting power and dispositive power over the Common Stock with Mr. Loeb., and with Third Point Partners to the extent Third Point Partners has Beneficial Ownership of shares of Common Stock.

         (iii) Third Point Partners has Beneficial Ownership of 361,700 shares of Common Stock. Such shares represent 6.3% of the issued and outstanding Common Stock. Third Point Partners shares voting power and dispositive power over the Common Stock held by it, with Third Point L.L.C. and Mr. Loeb.

         The percentages used herein are calculated based upon the 5,750,000 shares of Common Stock stated to be issued and outstanding as of May 22, 1997, as reflected in the Company's Final Prospectus dated May 22, 1997 included as part of the Company's Registration Statement on Form S-1 (File No. 333-16499).

         (c) The trading dates, number of shares purchased and price per share (including commissions, if any) for all transactions by the Reporting Persons since the filing of the Schedule 13D are set forth in Schedule I hereto. All such transactions were over-the-counter transactions.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: June 6, 1997

                              THIRD POINT MANAGEMENT COMPANY L.L.C.



                              By:      /s/ Daniel S. Loeb
                                  -------------------------------
                                  Name:  Daniel S. Loeb
                                  Title: Managing Member



                                        /s/ Daniel S. Loeb
                                   ------------------------------
                                       Daniel S. Loeb



                              THIRD POINT PARTNERS L.P.

                              By:  THIRD POINT ADVISORS L.L.C.,
                                        its General Partner



                              By:      /s/ Daniel S. Loeb
                                  -------------------------------
                                    Name:  Daniel S. Loeb
                                    Title: Managing Member

                                                                 Schedule I
                                                                 ----------


Date                 Shares Purchased                    Price Per Share
----                 ----------------                    ---------------

6/4/97                     2,000                              $17.05

6/4/97                    31,000                               17.175

6/4/97                    30,000                               17.375